Exhibit 99.1

CHINA SUNERGY ANNOUNCES FINANCIAL RESULTS FOR
 THE THIRD QUARTER OF 2009

Third Quarter Revenues of US$80.1 million; Achieves Upper Range of Guidance with 54.4 MW in Shipments; Gross Margin Improves to 10.2%; GAAP Net Income of $7.8 million

Nanjing, China – November 18, 2009 – China Sunergy Co., Ltd. (Nasdaq: CSUN), (“China Sunergy” or the “Company”) a specialized solar cell manufacturer based in Nanjing, China, announced today its financial results for the third quarter of 2009.

Third Quarter Financial Results

•
Revenues were US$80.1 million, a 14.3% increase compared to the second quarter of 2009. Revenues generated from solar cell sales were US$68.5 million, representing a 25.7% increase compared to the second quarter of 2009.

•
Gross profit was US$8.2 million for the third quarter, compared to gross profit of US$6.8 million during the second quarter of 2009. Accordingly, gross margin was 10.2%, slightly above the 9.7% reported during the second quarter of 2009.

•
GAAP net income was US$7.8 million. Adjusted non-GAAP net loss was US$1.3 million, which excludes share-based compensation and the change in the fair value of foreign currency derivatives. This compares to non-GAAP net income of US$1.2 million in the second quarter of 2009.

•
GAAP net income per ADS was US$0.20 on basic basis and US$0.19 on diluted basis. Adjusted non-GAAP net loss per ADS was US$0.03 on both basic and diluted basis, which excludes share-based compensation and the change in the fair value of foreign currency derivatives, compared to a non-GAAP net income of US$0.03 per ADS in the second quarter of 2009.

•	Inventory as of September 30, 2009 was $32.0 million, up from $25.0 million as of June 30, 2009. Inventory write-down was $3.3 million, compared to $2.9 million in the second quarter of 2009.
•
Operating cash flow in the third quarter was negative US$16.5 million, compared with positive $19.5 million in the second quarter of 2009. As of September 30, 2009, the Company had cash and cash equivalents of US$113.4 million

Please refer to “Reconciliation Tables of GAAP to adjusted Non-GAAP Figures” at the end of this press release.

Technology Development and Operational Highlights

•	Shipments in the third quarter amounted to approximately 54.4 MW, representing a 31.1% increase sequentially and a 59.5% increase on a year-over-year basis.
•
Utilizing the new technology, China Sunergy has developed a mono-crystalline high efficiency P-type solar cell with target conversion efficiency of over 19%. A test conducted in the third quarter by the Fraunhofer Institute for Solar Energy Systems in Germany has shown the conversion efficiency of 19.04%.

•
China Sunergy entered into a series of sales contracts with NUE PTY Ltd, a leading Australian photovoltaic firm. China Sunergy expects to ship up to a total of 10MW of OEM sub-contracted monocrystalline solar modules, to NU Energy, with full delivery scheduled to be completed by early 2010.

•
The Company furthered this strategy by entering into a framework agreement related to the delivery of China Sunergy solar products to Opsun Technologies, Inc., a Canadian photovoltaic firm between 2009 and 2014. The framework agreement aims both to facilitate sales of up to 100MW of China Sunergy's existing of solar cells and modules while enhancing the development of specialized solar cells for future projects.

Commenting on the results, Dr. Allen Wang, CEO of China Sunergy, said:

“We have effectively implemented strategies to benefit from the improved market for our solar products, primarily by building demand channels among new clients and within existing relationships. As a result, we have achieved the upper range of our previously released shipment guidance for the quarter, and an improvement in our gross margin. Although challenges remain given the still uncertain long-term demand, China Sunergy is consistently improving the scope and technological leadership of our products to meet our clients’ needs, and we expect this trend to continue in the coming quarters.”

Third Quarter 2009 Financial Review

Revenues and Shipment

During the third quarter of 2009, revenues increased 14.3% sequentially to US$80.1 million. Sales from solar cells, modules, cells processed under OEM arrangements and other sales accounted for 85.5%, 6.1%, 0.0% and 8.4% of total revenues, respectively. Other sales were mainly revenue on polysilicon sales through buy-sell arrangements.

Shipments amounted to approximately 54.4 MW, representing 59.5% and 31.1% increase compared with the third quarter of 2008 and the second quarter of 2009, respectively.

The percentage of solar cell sales in overseas markets was 36.1% of total solar cell sales in the third quarter of 2009 compared to 45.1% and 41.0% in the third quarter of 2008 and the second quarter of 2009, respectively.

ASP, Gross Profit/Loss & Gross Margins

Blended average selling price (ASP) for the third quarter of 2009 declined from US$1.44 per watt in the previous quarter to US$1.32 per watt. The blended ASP for the third quarter of 2008 was US$3.48.

Gross profit for the quarter was US$8.2 million, which led to a blended gross margin of 10.2%, compared to 9.7% in the previous quarter, and 9.3% in the third quarter of 2008 despite the decline in ASP in the third quarter. The increase in gross margin from the second quarter of 2009 was primarily due to the lower conversion cost in the third quarter of 2009, balancing the continued decline in ASP.

Wafer Costs

In the third quarter of 2009, blended wafer cost, a part of production costs, declined to US$0.87 per watt compared to US$0.96 per watt in the second quarter of 2009. The Company’s procurement flexibility allowed for the continued purchase of raw materials on the spot market, reducing blended wafer cost.

Wafer cost continued to decline as a percentage due to lower wafer pricing in the third quarter. Wafer cost per watt as a percentage of total production costs per watt declined from 75.2% in the second quarter of 2009 to 74.7% in the third quarter of 2009.

Other production costs, or conversion costs, for the quarter were US$0.29 per watt, compared with $0.31 per watt in the second quarter of 2009, and $0.28 in the third quarter of 2008. The decline from the second quarter of 2009 was largely due to greater utilization and effective non-wafer cost controls.

SG&A, Operating Profit/Loss and Net Income/Loss

SG&A expenses in the third quarter of 2009 were US$7.1 million, compared to US$4.9 million in the third quarter of 2008 and US$3.6 million in the last quarter. G&A expenses in the third quarter included US$1.4 million of bad debt provision for account receivables, while the Company reversed US$0.4 million of provision in the second quarter. China Sunergy booked US$0.8 million in legal expenses related to the REC Wafer AS legal proceedings in the third quarter.

Income from operations was US$0.5 million for the third quarter, compared to operating income of US$1.7 million for the second quarter of 2009. Operating income for the third quarter of 2008 was US$5.7 million.

Interest expense for the third quarter 2009 was US$1.8 million, compared to US$2.1 million for the third quarter of 2008 and US$1.9 million for the second quarter of 2009, respectively.

Net other income in the third quarter of 2009 was US$0.7 million, compared to net other income US$3.0 million for the second quarter of 2009. Net other income in the second quarter included a gain of US$2.2 million on the repurchase of the convertible bonds.

The gain from the change in fair value of derivatives during the third quarter of 2009 was US$9.7 million, compared to the gain of US$0.5 million during the second quarter of 2009. It was mainly due to the termination of REC long-term supply contract announced by REC on September 9, 2009. Therefore, US$10.7 million of the derivative liability related to this long-term supply contract was reversed to income statement as a gain through the change in fair value of derivatives, resulting from the contract termination.

In the third quarter, GAAP net profit was US$7.8 million, an improvement sequentially compared to GAAP net income of US$1.7 million in the second quarter of 2009. GAAP net income was US $0.2 million in the third quarter of 2008.

Non-GAAP net loss was US$1.3 million in the third quarter of 2009, compared to a Non-GAAP net income of US$1.2 million in the second quarter of 2009, and a Non-GAAP net income of US$2.0 million in the third quarter of 2008. Non-GAAP figures exclude share-based compensation and the change in the fair value of foreign currency derivatives.
The non-GAAP measures are described and reconciled to the corresponding GAAP measures in the section below titled “Use of Non-GAAP Financial Measures.”

Liquidity, Cash Flow, Borrowing and Capital Expenditure

As of September 30, 2009, the Company had cash and cash equivalents of US$113.4 million. Net operating cash outflow for the third quarter was US$16.5 million, compared to the positive cash flow of $19.5million at the end of second quarter, as the Company made a full cash payment for the US$14.6 bank promissory note which was issued in January of 2009 and matured in the third quarter.

The short-term bank borrowing at the end of the third quarter increased to US$125 million from US$76 million at the end of the second quarter. On September 30, the Company obtained a RMB 200 million short-term loan from the Export and Import Bank of China.  Subsequent to receiving this loan, the Company recently repaid certain short term banking loans from other banks ahead of schedule, as the Company has preferable interest rate on the borrowings from the Export and Import Bank of China.

Depreciation and amortization was US$2.9 million and capital expenditures were US$1.4 million, largely involving the remaining payments for equipment relating to the Company’s selective emitter cell production lines.

Fourth Quarter and Full Year Outlook

The Company currently anticipates strong shipment growth in the fourth quarter, and therefore believes that shipments will range from 70 MW to 80 MW in the fourth quarter. The gross margin in the fourth quarter is expected to be in low teens given moderate pricing stabilization, lower conversion costs and the strong demand for our solar products.

Given an improved demand environment now being seen through the end of the year, the Company now expects that full year shipments will be between 190 MW to 200 MW, which is at the high end of their previously announced guidance.

Management Updates

China Sunergy recently named Mr. Siegfried Yi Chou Hsu to be Chief Financial Officer. Mr. Shiliang Guo, who was the acting CFO of China Sunergy, resigned from the acting CFO position while remaining a Director of the Company.

Other Company Updates

China Sunergy held its annual general meeting during the second quarter, during which the shareholders adopted the ordinary resolutions proposed by the Company.

During the quarter, the long term supply contract signed with REC Sitech As in 2008 was terminated. China Sunergy initiated legal proceedings against REC Wafer AS related to the contract and bank guarantees. REC has until November 18, 2009 to respond to a legal writ the Company filed regarding to the viability of their claimed position as a party to the contract signed with REC SiTech. As these legal proceedings continue, we will be better able to determine the outcome, and as such, the Company has not accrued any contingent loss related to this pending litigation with REC Wafer AS in the financial results in this earnings report given the outcome and any loss, if any, is undeterminable at this time.

Quarterly Earnings Conference Call Details

China Sunergy will host a conference call at 7:00 a.m. Eastern Time or 4:00 a.m. Pacific Time (Beijing / Hong Kong Time: November 18, 2009 at 8:00 p.m.). The management team will be on the call to discuss results and highlights of the quarter and answer questions.

    The dial-in details for the live conference call are as follows:

US Toll Free Dial In:	+1-866-356-3377
International Dial In:	+1-617-597-5392

Participant Passcode:	79024512

The call will also be available online at http://www.chinasunergy.com

For those who cannot access the live broadcast, a replay will be available from two hours after the end of the call until November 25, 2009. The replay is available online or using the numbers below:

US toll free number:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	63924111

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit http://www.chinasunergy.com.

Use of Non-GAAP Financial Measures

To supplement China Sunergy's consolidated financial results presented in accordance with GAAP, China Sunergy uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation and change in fair value of foreign currency derivative loss, and basic and diluted net income per ADS excluding share-based compensation and change in fair value of foreign currency derivative loss. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures" set forth at the end of this release. China Sunergy believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income excluding share-based compensation and change in fair value of foreign currency derivative loss, and basic and diluted net income per ADS excluding share-based compensation and change in fair value of foreign currency derivative loss is that these non-GAAP measures exclude the share-based compensation and change in fair value of foreign currency derivative loss that have been and will continue to be for the foreseeable future a significant recurring expense or income in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Please refer to "Reconciliation of non-GAAP financial measures to the nearest comparable GAAP measures" set forth at the end of this press release.

For further information contact:

Peter Schmidt
Financial Dynamics
Email: peter.schmidt@fd.com
Tel: + (86) 10-8591-1953

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company's activities; the effectiveness, profitability, and the marketability of its products; the economic slowdown in China and elsewhere and its impact on the company’s operations; demand for and selling prices of the company’s products, the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

China Sunergy Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
 (In US$ ’000, except share and per share data)

	For the 3 months ended
	Sep 30, 2009	Jun 30, 2009	Sep 30, 2008

Sales to third parties	58,061	57,825	102,006
Sales to related parties	21,992	12,315	17,031
Total sales	80,053	70,140	119,037
Cost of goods sold	(71,888)	(63,315)	(107,987)
Gross profit	8,165	6,825	11,050
Operating expenses:
Selling expenses	(887)	(630)	(582)
General and administrative expenses	(6,185)	(2,949)	(4,319)
Research and development expenses	(605)	(1,509)	(431)
Total operating expenses	(7,677)	(5,088)	(5,332)
Income from operations	488	1,737	5,718
Interest expense	(1,790)	(1,864)	(2,081)
Interest income	379	594	408
Other income/(expenses), net	745	3,015	(3,728)
Changes in fair value of derivatives	9,713	470	(848)
Income/(loss) before income tax	9,535	3,952	(531)
Income tax (expense) benefit	(1,719)	(2,210)	742

Net income	7,816	1,742	211
Net income attributable to ordinary shareholders	7,816	1,742	211

Net income per ADS
Basic	$0.20	$0.04	$0.01
Diluted	$0.19	$0.04	$0.01

Weighted average ADS outstanding
Basic	39,957,185	39,823,915	39,737,547
Diluted	43,708,330	40,409,045	40,392,139

 China Sunergy Co., Ltd
 Unaudited Condensed Consolidated Balance Sheet Information
 (In US$ ’000, except share and per share data)

	Sep 30, 2009	Dec 31, 2008
Assets
Current Assets
Cash and cash equivalents	113,416	94,800
Restricted cash	70,735	62,400
Accounts receivable (net)	24,649	8,906
Other receivable (net)	5,970	10,273
Income tax receivable	1,258	1,258
Inventories	32,048	59,125
Advance to suppliers	2,253	7,320
Amount due from related companies	25,350	18,583
Current deferred tax assets	2,656	1,992
Total current assets	278,335	264,657
Property, plant and equipment, net	97,835	102,609
Prepaid land use rights	6,465	6,442
Deferred tax assets	1,512	1,512
Restricted cash- Collateral account	19,186	17,502
Derivative assets	28	-
Other long-term assets	3,925	5,003
Total assets	407,286	397,725

Liabilities and equity
Current liabilities
Short-term bank borrowings	125,065	97,299
Accounts payable	40,918	43,730
Accrued expenses and other current liabilities	6,718	5,445
Amount due to related companies	512	247
Total current liabilities	173,213	146,721
Collateral account payable	19,186	17,502
Derivative liability	248	9,058
Other liabilities	1,083	1,187
Convertible bond payable	44,000	48,000
Total liabilities	237,730	222,468

Equity
Ordinary shares: US$0.0001 par value; 267,287,253 and 267,766,443 shares issued outstanding as of September 30, 2009 and December 31, 2008, respectively	27	27
Additional paid-in capital	182,867	182,070
Subscription receivable	(405)	(405)
Accumulated deficit	(34,122)	(27,792)
Accumulated other comprehensive income	21,189	21,058
Total equity attributable to CSUN	169,556	174,958
Noncontrolling interest	-	299
Total equity	169,556	175,257
Total liabilities and equity	407,286	397,725

Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(In US$ ’000, except share and per share data)

	For the 3 months ended
	Sep 30, 2009	Jun 30, 2009	Sep 30, 2008

GAAP Net income	7,816	1,742	211
Stock based compensation	564	(119)	925
Changes in fair value of derivatives- REC contract	(10,662)	(2,085)	848
Changes in fair value of derivatives- Euro hedging	949	1,615	-

Non-GAAP Net income/(loss)	(1,333)	1,153	1,984

Non-GAAP Net income/(loss) per ADS
Basic	$(0.03)	$0.03	$0.05
Diluted	$(0.03)	$0.03	$0.05

Weighted average ADS outstanding
Basic	39,957,185	39,823,915	39,737,547
Diluted	39,957,185	40,409,045	40,392,139